Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months
	Ended	Year Ended December 31,
	September 30,
	2003	2002	2001	2000	1999

	(In thousands)
Net loss	$(37,872)	$(149,132)	$(567,277)	$(1,411,273)	$(719,968)
Equity in losses of equity-method investees	436	4,169	30,327	304,596	76,769

Net loss before equity in losses of equity-method investees	(37,436)	(144,963)	(536,950)	(1,106,677)	(643,199)

Plus fixed charges:
Interest expense including amortization of debt issuance costs	100,680	142,925	139,232	130,921	84,566
Assumed interest element included in rent expense	4,278	6,205	8,880	10,773	4,732

	104,958	149,130	148,112	141,694	89,298

Adjusted earnings (loss)	67,522	4,167	(388,838)	(964,983)	(553,901)
Fixed charges	(104,958)	(149,130)	(148,112)	(141,694)	(89,298)

Deficiency in earnings to cover fixed charges	$(37,436)	$(144,963)	$(536,950)	$(1,106,677)	$(643,199)